
Mail Stop 4561

October 30, 2017

Chad Steelberg
Chief Executive Officer
Veritone, Inc.
575 Anton Blvd., Suite 900
Costa Mesa, CA 92626

     Re: Veritone, Inc.
            Draft Registration Statement on Form S-1
            Submitted October 24, 2017
            CIK No. 0001615165

Dear Mr. Steelberg:

     This is to advise you that we have not reviewed and will not review your registration statement.

     We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

                                  Sincerely,

                                  /s/ Jan Woo

                                  Jan Woo
                                  Legal Branch Chief
                                  Office of Information Technologies
                                  and Services

cc: David C. Lee
       K&L Gates LLP